Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the six months ended June 30, 2017 and 2016 and the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012.

	Six Months Ended June 30,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013(a)	2012(b)
For the Group (IFRS)	7.12	5.02	4.53	4.76	10.91	19.57	24.35

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
(b)	Figures for 2012 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of June 30, 2017, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At June 30, 2017
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	2,887
Current financial debt	10,183
Current portion of financial instruments for interest rate swaps liabilities	155
Other current financial instruments — liabilities	86
Financial liabilities directly associated with assets held for sale	-

Total current financial debt	13,311

Non-current financial debt	41,548
Non-controlling interests	2,772
Shareholders’ equity
Common shares	7,797
Paid-in surplus and retained earnings	110,305
Currency translation adjustment	(10,314)
Treasury shares	(600)

Total shareholders’ equity — Group share	107,188

Total capitalization and non-current indebtedness	151,508

As of June 30, 2017, TOTAL S.A. had an authorized share capital of 3,529,583,330 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,501,535,888 ordinary shares (including 10,583,822 treasury shares from shareholders’ equity).

As of June 30, 2017, approximately $660 million of the Group’s non-current financial debt was secured and approximately $40,888 million was unsecured, and all of the Group’s current financial debt of $10,183 million was unsecured. As of June 30, 2017, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 13 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 17, 2017.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since June 30, 2017.

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